UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Big Rock Partners Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

089482 103
(CUSIP Number)

c/o Big Rock Partners Sponsor, LLC
2645 N. Federal Highway
Suite 230
Delray Beach, Florida 33431
(310) 734-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 November 17, 2018
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Big Rock Partners Sponsor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 497,500(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 497,500 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,500(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)
Represents shares held by Big Rock Partners Sponsor, LLC, the Issuer’s sponsor, of which Mr. Ackerman is the managing member and has sole voting and dispositive power with respect to such shares. Ms. Lori Wittman and Messrs. Michael Fong, Stuart Koenig, Albert Rex and Troy Taylor, each a director of the Issuer, hold economic interests in Big Rock Partners Sponsor, LLC and pecuniary interests in the securities held by Big Rock Partners Sponsor, LLC. Each of Ms. Wittman and Messrs. Fong, Koenig, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(2)	Based on 9,035,500 shares of the Company’s Common Stock outstanding as of November 7, 2018.

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1.	NAMES OF REPORTING PERSONS Richard Ackerman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 497,500(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 497,500(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,500(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Represents shares held by Big Rock Partners Sponsor, LLC, the Issuer’s sponsor, of which Mr. Ackerman is the managing member and has sole voting and dispositive power with respect to such shares. Ms. Lori Wittman and Messrs. Michael Fong, Stuart Koenig, Albert Rex and Troy Taylor, each a director of the Issuer, hold economic interests in Big Rock Partners Sponsor, LLC and pecuniary interests in the securities held by Big Rock Partners Sponsor, LLC. Each of Ms. Wittman and Messrs. Fong, Koenig, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(2)	Based on 9,035,500 shares of the Company’s Common Stock outstanding as of November 7, 2018.

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SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 22, 2917 (the “Original Schedule 13D”) on behalf of Big Rock Partners Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and the managing member of the Sponsor, Richard Ackerman (the “Managing Member” and together with the Sponsor, the “Reporting Persons”). Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.          Purpose of the Transaction

Item 4 is deleted in its entirety and replaced with the following text:

On September 26, 2017, 1,437,500 shares of Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated September 26, 2017, by and between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On November 20, 2017, the Company effectuated a 1.2-for-1 stock dividend of its common stock resulting in an aggregate of 1,725,000 Founder's Shares outstanding. All share and per share amounts have been retroactively restated to reflect the stock dividend.

On November 20, 2017, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 250,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Securities Subscription Agreement, dated November 20, 2017, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Common Stock, one right to receive one-tenth of one share of Common Stock upon the consummation of a business combination, and one-half of one warrant, each whole warrant exercisable to purchase one share of Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated November 20, 2017).

On November 29, 2017, simultaneously with the underwriters’ purchase of 900,000 over-allotment Units, the Sponsor purchased 22,500 Placement Units at $10.00 per Placement Unit pursuant to the Subscription Agreement.

The source of these funds for the acquisitions described above was the working capital of the Sponsor. The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

On November 17, 2018, the Issuer entered into an agreement (the “Agreement”) with the Sponsor and BRAC Lending Group LLC (the “Investor”). Pursuant to the Agreement, the Sponsor transferred an aggregate of 1,500,000 Founder Shares to the Investor in exchange for the agreements set forth below and aggregate cash consideration of $1.00.

Pursuant to the Agreement, the Sponsor agreed to take all actions reasonably necessary to extend the period of time the Issuer has to consummate a business combination up to two times for an aggregate of up to six months and the Investor agreed to loan the Company the funds necessary to obtain the extensions (the “Extension(s)”). On November 20, 2018, the Issuer issued an unsecured promissory note (the “Note”) in favor of the Investor, in the original principal amount of $690,000, to provide the Issuer the funds necessary to obtain the first three-month Extension. Pursuant to the Agreement, the Investor has also agreed to loan the Issuer all funds necessary to pay expenses incurred in connection with and in order to consummate a business combination (the “Business Combination Expenses”) and such loans will be added to the Note.

Pursuant to the Agreement, the Sponsor has agreed to be responsible for all liabilities of the Issuer as of November 17, 2018, except for liabilities associated with the possible redemption of shares by the Issuer’s shareholders, as described in the Company’s Amended and Restated Certificate of Incorporation. The Sponsor has also agreed to loan the Issuer the funds necessary to pay the expenses of the Issuer other than the Business Combination Expenses through the closing of a business combination when and as needed in order for the Issuer to continue in operation (the “Non-Business Combination Related Expenses”). Upon consummation of a business combination, up to $200,000 of the Non-Business Combination Related Expenses will be repaid by the Issuer to the Sponsor provided that the Issuer has funds available to it sufficient to repay such expenses (the “Cap”) as well as to pay for all stockholder redemptions, all Business Combination Expenses, repayment of the Note, and any funds necessary for the working capital requirements of the Issuer following closing of the business combination. Any remaining amounts in excess of the Cap will be forgiven. If the Issuer does not consummate a business combination, all outstanding loans made by the Sponsor to cover the Non-Business Combination Related Expenses will be forgiven.

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EarlyBirdCapital, Inc. has introduced Sponsor and the Issuer to a prospective target business for a proposed business combination (“Introduced Target”). Pursuant to the Agreement, the Issuer agreed, subject to all fiduciary obligations, to work expeditiously towards the negotiation, preparation and execution and delivery of definitive documentation with respect to a business combination with the Introduced Target. In return, the Investor agreed to loan to the Issuer the funds necessary to pay all expenses incurred by the Issuer in connection with, and in order to consummate, a business combination with the Introduced Target, including but not limited to, accounting, legal, advisory and financial printer fees, upon presentment of proper invoices evidencing such expenses. The amount of any such loans will be added to the Note.

If the Issuer is unable to enter into definitive documentation for a Business Combination with the Introduced Target for any reason, the Investor has agreed to use its best efforts to locate an alternative target business (“Alternative Target”) for the Issuer to consummate a business combination with and the Issuer agreed to work expeditiously towards consummating a business combination with the Alternative Target, subject to all fiduciary obligations.

The Founder Shares transferred by the Sponsor will remain in escrow in the name of the Investor, subject to the terms of the Stock Escrow Agreement, dated November 20, 2017, among the Company, the Sponsor and Continental Stock Transfer & Trust Company. Additionally, the Sponsor assigned the registration rights it was granted, pursuant to the Registration Rights Agreement, dated November 20, 2017 between the Issuer and the Sponsor, with respect to the Founder Shares to the Investor in connection with the transfer.

The Agreement was entered into in order to fund the deposit for the Extension. Pursuant to the Agreement, the Issuer has obtained a loan from the Investor and the Investor has also agreed to loan the Issuer all funds necessary to pay expenses incurred in connection with and in order to consummate a business transaction. The loan is evidenced by a promissory note that is payable upon the consummation of a business combination by the Issuer.

Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events enumerated in subsections (a) – (j) of Item 4.

 Item 5.          Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 9,035,500 shares of Common Stock, outstanding as of November 7, 2018, are as follows:

Big Rock Partners Sponsor, LLC
a)		Amount beneficially owned: 497,500	Percentage: 5.51%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	497,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	497,500
	iv.	Shared power to dispose or to direct the disposition of:	0

Richard Ackerman
a)		Amount beneficially owned: 497,500	Percentage: 5.51%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	497,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	497,500
	iv.	Shared power to dispose or to direct the disposition of:	0

Richard Ackerman, the Issuer’s Chairman. President and Chief Executive Officer, is the managing member of the Sponsor (the “Managing Member”) and has sole voting and dispositive power of the securities held by the Sponsor. Ms. Lori Wittman and Messrs. Michael Fong, Stuart Koenig, Albert Rex and Troy Taylor, each a director of the Issuer, hold economic interests in the Sponsor and pecuniary interests in the securities held by the Sponsor. Each of Ms. Wittman and Messrs. Fong, Koenig, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

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(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following paragraph to the end of the item:

The information regarding the Agreement in Item 3 is incorporated herein by reference.

Item 7.          Material to be Filed as Exhibits

Item 7 is amended by adding the following text:

Exhibit 10.6
Agreement, dated as of November 20, 2017, by and between the Issuer, the Investor and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on November 20, 2018).

Exhibit 99.2	Joint Filing Agreement, dated November 21, 2018, by and among the Reporting Persons.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG ROCK PARTNERS SPONSOR LLC
Dated: November 21, 2018	By:	/s/ Richard Ackerman
Richard Ackerman, Managing Member

Dated: November 21, 2018	By:	/s/ Richard Ackerman
Richard Ackerman